Exhibit 99.1

FOR IMMEDIATE RELEASE

IRON MOUNTAIN ANNOUNCES COMPREHENSIVE STRATEGIC PLAN TO ENHANCE STOCKHOLDER VALUE

Sets Plan for Significant Improvement in ROIC

Exploring Strategic Alternatives for Digital Business

Commits to Total Stockholder Payouts of Approximately $2.2 Billion Through 2013, With Approximately $1.2 Billion Returned to Stockholders Within 12 Months

Reaches Agreement with Elliott Management Corporation to Support Two New Board Members, Commits to Evaluating REIT Conversion

BOSTON — April 19, 2011 — Iron Mountain Incorporated (NYSE: IRM), the information management company, today announced a comprehensive strategic plan to enhance stockholder value.  In addition, the Company reached an agreement with Elliott Management Corporation to support one of Elliott’s nominees at the 2011 Annual Meeting of Stockholders and to add another independent director following the meeting.

Comprehensive Strategic Plan

By executing on its comprehensive strategic plan, Iron Mountain will be able to drive higher returns on invested capital (ROIC) and increase the return of capital to stockholders through:

•                  Sustaining its leadership in the highly attractive North America business

•                  Significantly improving its International portfolio

•                  Exploring strategic alternatives for its digital business

•                  Committing to total stockholder payouts of approximately $2.2 billion through 2013, including approximately $1.2 billion of capital returned over the next 12 months through a combination of share repurchases and dividends

•                  Forming a Special Committee to evaluate financing, capital, and tax strategies including conversion into a REIT

Sets Plan for Significant Improvement in ROIC

By executing on these initiatives, Iron Mountain expects to achieve after-tax ROIC(1) of 11% in 2013, up from 7.7% in 2010.  These gains will be driven by a combination of higher profitability levels and lower capital intensity.  Specifically, the Company seeks to achieve Adjusted OIBDA(1) margins of 32% while lowering its capital spending (excluding real estate) to approximately 6% of revenue by 2013.

“Over the years we have built a great global business with strong operating performance, record cash flows and a strong balance sheet,” said Richard Reese, Iron Mountain’s Chairman and Chief Executive Officer.  “Driven by our focus on operational excellence, since 2006 Iron Mountain has increased

(1) Adjusted OIBDA, ROIC and Free Cash Flow are non-GAAP measures.  Please refer to Investor Relations page of the Company’s website at www.ironmountain.com for additional information and reconciliations to the nearest GAAP measures.

Adjusted OIBDA and Free Cash Flow(1) at compounded annual growth rates of 12% and 68%, respectively, well ahead of our solid 7% revenue growth.  In addition, we initiated a stockholder payout program in 2010, comprised of a $350 million share repurchase program and a quarterly dividend which was increased by 200% in December to an annual rate of $0.75 per share.

“Consistent with our focus on stockholder value creation, our Board and management team regularly review our business portfolio and capital allocation priorities.  We are proud of what we have accomplished at Iron Mountain, and we are always working to improve our returns.  By concentrating on our core strengths, optimizing our International portfolio and increasing our commitment to stockholder payouts, we believe we can further enhance stockholder value.”

Sustaining Leadership in Highly Attractive North America Business

Iron Mountain’s North American platform demonstrates the power of its business model.  By offering premium services and solutions, Iron Mountain has attained an industry leadership position.  Loyal customers recognize Iron Mountain’s superior value proposition, which drives significant recurring revenues and substantial cash flows.  In addition, through effective productivity initiatives and pricing optimization, Iron Mountain’s North American business generates record margins.  The Company will continue to invest efficiently in North America, including in its sales effort, to sustain cash flows and tap the large unvended opportunity in this market.

“Since 2007, Iron Mountain has driven significant improvements in North America’s gross margin (+800 basis points) and Adjusted OIBDA margins (+800 basis points),” said Mr. Reese.  “In addition, the Company has reduced the segment’s capital expenditures(2) as a percentage of revenues from 10.7% in 2007 to an estimated 4.3% in 2011.  We are committed to making efficient and productive investments in the North America business to sustain our leadership position and continue generating the highly attractive cash flows that support our stockholder payouts.”

Optimizing the International Portfolio

Iron Mountain plans to further optimize its International portfolio through targeted, market-specific initiatives that enhance the portfolio’s average ROIC.  In mature markets where Iron Mountain already has a leadership position, the Company is driving optimization by continuing to apply its proven best practices from the North America business.  In mature markets where Iron Mountain does not have a leadership position, the Company will implement aggressive improvement plans and will evaluate exit alternatives if the Company is unable to achieve its targeted returns.  In emerging markets, Iron Mountain will continue to invest to support profitable growth and market leadership.  Finally, in the BRIC countries, the Company is focusing on developing Brazil and furthering its joint venture efforts in Russia, India and China.  Successful implementation of this strategy is expected to drive a 700 basis point improvement in Adjusted OIBDA margins and increase after-tax ROIC by 500 basis points to 8% in the International business by 2013.

Mr. Reese commented, “With our top North America enterprise customers doing business with Iron Mountain around the world, our International portfolio is key to our overall value proposition.  Simply put, our top customers demand global service.  Given that the International portfolio has the same attractive fundamentals as our North America business, we see a great opportunity to drive significant

(2) Defined as capex incurred excluding real estate

revenue growth, margin expansion and higher returns on invested capital.  As market leadership drives returns, our goal remains to achieve #1 or #2 positions in all of our markets.”

Exploring Strategic Alternatives for the Digital Business

Iron Mountain is exploring strategic alternatives for its digital business, including a potential sale of the Company’s digital archiving, eDiscovery and online backup and recovery solutions.

Mr. Reese said, “We first entered the digital business 10 years ago as a natural extension of our core services to address a clear customer need.  Recently however, our digital business has faced a number of challenges resulting from a rapidly changing environment.  In light of these factors, our Board and management undertook a strategic review of the digital business beginning last Fall and concluded that the Company could not continue investing in technology development and meet its return requirements and that exploring strategic alternatives for the digital business was in the best interest of Iron Mountain’s stockholders.  As we move forward, Iron Mountain will continue to deliver technology services to solve our customers’ digital information management challenges through partnerships.”

The Company noted that there can be no assurance that the exploration of strategic alternatives for the digital business will result in any transaction.  Iron Mountain does not intend to further comment on the strategic alternatives process unless and until a definitive agreement is reached.

Increasing Return of Capital to Stockholders

Iron Mountain’s Board of Directors has committed to stockholder payouts of approximately $2.2 billion through 2013, with approximately $1.2 billion of capital returned to stockholders within the next 12 months through a combination of share buybacks, ongoing quarterly dividends and potential one-time dividends.

Iron Mountain announced its initial dividend in February 2010, which was increased by 200% in December 2010.  Iron Mountain currently pays an annual dividend of $0.75 per share and intends to grow the dividend as earnings and Free Cash Flow expand.  In addition, the Company plans to operate around the mid-point of its target leverage ratio range of 3x — 4x EBITDA (as defined in its senior credit agreement).

Mr. Reese said, “Our commitment to significant stockholder payouts demonstrates the Board’s confidence in our ability to grow our business profitably as we execute on our comprehensive strategic plan to enhance stockholder value.”

Settlement Agreement

Iron Mountain has reached an agreement (the “Settlement Agreement”) with Elliott Associates, L.P. and Elliott International, L.P. (together, “Elliott”) in connection with the 2011 Annual Meeting of Stockholders, which is scheduled to be held on June 10, 2011.  Under the terms of the Settlement Agreement, Iron Mountain has agreed to nominate Allan Z. Loren, one of Elliott’s nominees, to the Company’s Board of Directors at the 2011 Annual Meeting.  The Company has also agreed to appoint an additional, independent director to be mutually agreed upon by Iron Mountain, Elliott, and Davis Selected Advisers L.P., Iron Mountain’s largest stockholder.  To facilitate the Settlement Agreement, Constantin R. Boden has decided to retire from Iron Mountain’s Board after more than 20 years of service, effective at the upcoming Annual Meeting.  As such, after the addition of Mr. Loren and the new independent director candidate to be appointed after the completion of an independent search process, the Iron Mountain Board will continue to be comprised of 12 directors.

Elliott has agreed to withdraw its slate of director nominees and vote all of its shares in favor of the Company’s slate at the 2011 Annual Meeting.  Additionally, Elliott has agreed to abide by certain standstill provisions.

Iron Mountain’s Board has also agreed to form a Special Committee, chaired by Mr. Reese, to evaluate ways to maximize value through alternative financing, capital, and tax strategies, including making its first priority to evaluate a conversion to a REIT.  The Special Committee’s members will include Mr. Loren upon his election to the Board and the new independent director candidate to be appointed, as well as other directors yet to be named.  The conclusion of the evaluation process to potentially convert to a REIT is expected to take place within 12 months of the 2011 Annual Meeting.

Furthermore, Iron Mountain’s Board has agreed to amend the charter of the Finance Committee to increase its mandate to include the review of material capital allocation decisions and strategic opportunities for maximizing stockholder value.  The Finance Committee will be renamed the Strategic Planning and Capital Allocation Committee.

The full Settlement Agreement will be filed with the Securities and Exchange Commission on a Form 8-K.

“On behalf of Iron Mountain’s Board, I am pleased to nominate Allan Loren for election to our Board.  Allan is highly qualified and brings a significant amount of information management experience to Iron Mountain,” said Kent Dauten, Lead Independent Director of Iron Mountain’s Board.  “I would also like to thank Constantin Boden for his more than 20 years of service on our Board.”

“We are confident that this agreement with Elliott is in the best interest of the Company and our stockholders,” said Mr. Reese.  “I am personally committed to the execution of our plan including a thorough review of value creating opportunities, which includes an expedient evaluation of a potential REIT conversion.”

“Elliott is pleased to have helped contribute to this beneficial outcome. After reviewing with the Board and management the actions already taken and those underway, as well as their strategic plan for the future, we support today’s announcement.  The strategic proposals detailed today are aimed at increasing stockholder value and we look forward to continuing our dialogue with the Company as the plan progresses,” said Scott Tagliarino, Director of Global Communications at Elliott.

“We strongly support the Board of Directors’ plan to increase stockholder value with the actions announced today,” said Ken Charles Feinberg, portfolio manager at Davis Advisors.  “We applaud the Board for being responsive to shareholders and commend them for being exemplars of excellent corporate governance.”

Allan Z. Loren Bio

Mr. Loren is a Director at PHH Corporation. He serves as an Executive Coach to Chief Executive Officers.  Mr. Loren served as both Chairman and Chief Executive Officer at D&B from 2000 through 2004 and as Chairman in 2005.  Prior to joining D&B, he served as Executive Vice President and Chief Information Officer at American Express from 1994 to 2000, as President and Chief Executive Officer at Galileo International from 1991 to 1994, as President at Apple Computer US from 1988 to 1990, and as Chief Information Officer at Apple Computer from 1987 to 1988.  Mr. Loren was also the Chief Administrative Officer and Chief Information Officer at Cigna from 1979 to 1987 and 1971 to 1987, respectively.  He currently serves on the Board of Directors at Fair Isaac Corporation and on the Board of

Trustees of Queens College, City University of New York as a Director.  Mr. Loren previously served on the Board of Directors at Hershey Foods, Reynolds & Reynolds, US Cellular, and Venator Group.

Advisors

J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated are serving as financial advisors and Weil, Gotshal & Manges LLP and Sullivan & Worcester LLP are serving as legal advisors to Iron Mountain.

Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal advisor to Elliott.

Conference Call and Investor Presentation to Discuss Comprehensive Strategic Plan

Iron Mountain will discuss the details of its comprehensive strategic plan on a conference call for investors on Wednesday, April 20, 2011 at 9:30 AM ET.  The public may access the conference call through a live audio webcast available on the investor relations section of its website, www.ironmountain.com.  The conference call can also be accessed in listen-only mode by dialing (888) 263-0282, passcode 61501375.  The Company suggests participants dial in approximately 10 minutes before the call.   In addition, a replay of the call may be accessed online at the investor relations section of its website, www.ironmountain.com, or by phone in the U.S. at (800) 642-1687 for domestic callers, or (706) 645-9291 for international callers.  No access code will be required.  Telephone replays will be available from 12:30 PM ET on April 20, 2011 until 11:59 PM ET on April 27, 2011.

Iron Mountain will also post an investor presentation on the investor relations section of its website, www.ironmountain.com, at 6:00 AM ET on Wednesday, April 20, 2011.  The presentation will be furnished to the Securities and Exchange Commission (SEC) and will be available on the SEC’s website www.sec.gov.

About Iron Mountain

Iron Mountain Incorporated (NYSE: IRM) provides information management services that help organizations lower the costs, risks and inefficiencies of managing their physical and digital data. The company’s solutions enable customers to protect and better use their information—regardless of its format, location or lifecycle stage—so they can optimize their business and ensure proper recovery, compliance and discovery. Founded in 1951, Iron Mountain manages billions of information assets, including business records, electronic files, medical data, emails and more for organizations around the world. Visit www.ironmountain.com for more information.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act.  Forward-looking statements include our 2011 through 2013 financial performance outlook and statements regarding our operations, economic performance, financial condition, goals, assumptions, beliefs, future growth strategies, investment objectives and expected capital spending, plans and current expectations, such as our three year financial objectives, increased Adjusted OIBDA margins and cash contributions, the exploration of strategic alternatives for our digital business, commitment to stockholder payouts, expected dividend payout and leverage ratios, expected continued productivity improvements and plans to maximize value and international expansion.  These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) the cost to comply with current and future laws, regulations and customer demands relating to privacy issues; (ii) the impact of litigation or disputes that may arise in connection with incidents in which we fail to protect our customers’ information; (iii) changes in the price for our services relative to the cost of providing such services; (iv) changes in customer preferences and demand for our services; (v) the cost or potential liabilities associated with real estate necessary for our business; (vi) the performance of business partners upon whom we depend for technical assistance or management expertise outside the United States;  (vii) changes in the political and economic environments in the countries in which our international subsidiaries operate; (viii) in the various digital businesses in which we are engaged, our ability to keep up with rapid technological changes, evolving industry expectations and changing customer requirements or competition for customers; (ix) the successful completion of our strategic alternative review process for our digital business; (x) claims that our technology violates the intellectual property rights of a third party; (xi) the impact of legal restrictions or limitations under stock repurchase plans on price, volume or timing of stock repurchases; (xii) the impact of alternative, more attractive investments on dividends or stock repurchases; (xiii) our ability or inability to complete acquisitions on satisfactory terms and to integrate acquired companies efficiently; (xiv) other trends in competitive or economic conditions affecting our financial condition or results of operations not presently contemplated; and (xv) other risks described more fully in our most recently filed Annual Report on Form 10-K under “Item 1A. Risk Factors.” and other documents that we file with or furnish to the SEC from time to time. Except as required by law, we undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This may be deemed to be solicitation material in respect of the proposals described in Iron Mountain’s preliminary proxy statement in connection with its 2011 Annual Meeting of Stockholders, filed by Iron Mountain with the Securities and Exchange Commission (the “SEC”) on April 1, 2011. In addition, Iron Mountain will file with, or furnish to, the SEC all relevant materials, including a definitive proxy statement (when available). BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF IRON MOUNTAIN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING, THE PRELIMINARY PROXY STATEMENT FILED BY IRON MOUNTAIN ON APRIL 1, 2011 AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSALS.  The definitive proxy statement (when available) will be mailed to stockholders of Iron Mountain. Stockholders will be able to obtain, without charge, a copy of the preliminary proxy statement, the definitive proxy statement (when available) and other documents that Iron Mountain files with the SEC from the SEC’s website at www.sec.gov.  The preliminary proxy statement, definitive proxy statement (when available) and other relevant documents will also be available, without charge, by directing a request by mail or telephone to Iron Mountain Incorporated, Attn: Investor Relations, 745 Atlantic Avenue, Boston, Massachusetts 02111, or from Iron Mountain’s website, www.ironmountain.com, or by contacting Innisfree, toll free at (877) 717-3898.

Iron Mountain, its directors and executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the 2011 Annual Meeting of Stockholders. Additional information regarding the interests of such potential participants is included in the preliminary proxy statement and will be included in the definitive proxy statement (when available).

Contacts:

Stephen P. Golden

Vice President, Investor Relations

Iron Mountain

617-535-4769

Judith Wilkinson / Andrea Rose / Matthew Cuneo

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Alan Miller / Jennifer Shotwell / Scott Winter

Innisfree M&A Incorporated

212-750-5833